UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884, 333-288708, 333-288709 and 333-289847).

EXPLANATORY NOTE

Sequans Communications S.A.’s (the “Company”) board of directors (the “Board of Directors”) has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Company’s Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Resolutions Submitted to the Ordinary and Extraordinary Meeting of Shareholders on February 19, 2026”:

Extraordinary Matters

1.    Reduction of the share capital by a nominal amount of €1,516,973 through the cancellation of 151,697,300 shares held by the Company.

2.    Authorization granted to the Board of Directors to reduce the share capital by a maximum nominal amount of €7,239,462 through the cancellation of up to 723,946,200 shares held by the Company.

Ordinary Matter

3.    Powers for formalities.

The Board of Directors recommends that you vote “FOR” proposals 1-3 reflected in the agenda items listed above.

Whether or not you plan to attend the ordinary and extraordinary meeting of shareholders in person, we urge you to vote your American Depositary Shares (ADS) by phone, via the internet or by signing, dating and returning the proxy card at your earliest convenience. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card without other indication, your ADS will be voted in favor of the resolutions corresponding to proposals 1-3, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.

If you do not return your proxy card, our depositary agreement with BNY Mellon allows the depositary to vote the shares underlying your ADS in accordance with the Board’s recommendation as described above.

French law classifies resolutions as either ordinary or extraordinary, depending on the subject. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

The resolutions corresponding to the agenda items listed above are set forth in the full “Resolutions Submitted to the Ordinary and Extraordinary Meeting of Shareholders on February 19, 2026” which is available on the Company’s website: https://sequans.com/investor-relations/governance/. The following is a summary of those resolutions.

EXTRAORDINARY MATTERS

PROPOSAL 1: REDUCTION OF THE SHARE CAPITAL BY A NOMINAL AMOUNT OF €1,516,973 THROUGH THE CANCELLATION OF 151,697,300 SHARES HELD BY THE COMPANY

The Board of Directors notes that the Company announced a plan to buy back American Depositary Shares (ADSs) representing up to 10% of the underlying outstanding ordinary shares. In November and December 2025, the Company acquired at a total of 1,516, 973 ADSs representing 151,697,300 ordinary shares, or approximately 9.48% of the Company’s issued ordinary shares as of December 31, 2025.

Consistent with the terms of the ADS buyback plan announced in September 2025, the Company desires to cancel these shares.

The Board of Directors therefore requests that the shareholders delegate the authority to the Board of Directors to perform all the formalities required by French law in order to implement the share cancellation.

The Board of Directors requests that shareholders approve this acknowledgement.

PROPOSAL 2: AUTHORIZATION GRANTED TO THE BOARD OF DIRECTORS TO REDUCE THE SHARE CAPITAL BY A MAXIMUM NOMINAL AMOUNT OF €7,239,462 THROUGH THE CANCELLATION OF UP TO 723,946,200 SHARES HELD BY THE COMPANY

As announced in December 2025, the Board of Directors believes it may be in the best interest of shareholders for the Company to continue the ADS buyback program.

As French law does not allow the Company to hold more than 10% of its own shares, the Board requests a delegation of authority from the shareholders, for a period of 18 months, to be able to cancel the underlying ordinary shares resulting from any future execution under the ADS buyback program such that the Company remains compliant with the 10% limit on holding the Company’s own issued ordinary shares. The total of such cancellations under potential successive buyback programs is limited to up to approximately 50% of the number of outstanding shares after taking into account the cancellation of shares that is the subject of the 1st resolution.

The Board of Directors requests that shareholders approve this proposal.

ORDINARY MATTER

PROPOSAL 3: POWERS FOR FORMALITIES

The Board of Directors proposes that the General Meeting, grants full authority to Agence Parisienne de Formalités, 2-4 Rue Barye, 75017 Paris, to complete all formalities, filings, registrations, incorporations, amendments, and removals in the Trade and Companies Register, and more generally to do whatever is necessary, including electronically.

The Board of Directors requests that shareholders approve this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: January 16, 2026	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on February 19, 2026

99.2	Sample proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on February 19, 2026